Mail Stop 4561
via fax (925) 236-4321

June 12, 2009

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

      Re: Sybase, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed on February 27, 2009
                Form 10-Q for the Quarter Ended March 31, 2009
                Filed on May 8, 2009
                File No. 001-16493

Dear Mr. Chen:

      We have reviewed your response letter dated May 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2009.

Form 10-K Filed on February 27, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

1.   We note your response to our prior comment 2 where you indicate that the primary legal restrictions for repatriation of your foreign subsidiaries funds is based on the subsidiary's equity as reported under that country's statutory

financial reporting rules. We further note from your disclosures on page 51 that at December 31, 2008 approximately 40% ($245 million) of the Company's cash was held outside of the U.S. of which approximately $50 million is considered permanently reinvested. Tell us the total amount of the remaining $195 million of cash held outside of the U.S. that cannot be repatriated due to foreign governmental and regulatory controls, local country operating needs or dividend restrictions based on your foreign subsidiaries' statutory financial reporting rules. If this amount differs from the $3 million as stated in your response, then please explain further why the Company estimates the legal restrictions based on the amount by which the foreign subsidiary's US GAAP equity exceeds the equity as reported under statutory reporting rules.

Note One: Summary of Significant Accounting Policies

Net Income Per Share, page 73

2.   We note your response to our prior comment 6 where you indicate that the errors in the Company's earnings per share calculations are not material and therefore, you have concluded that it is not necessary to revise your previous filings. Please provide your SAB 99 materiality analysis and tell us how you considered both the quantitative and qualitative factors of such guidance in concluding that these errors were not material. Please ensure your response addresses the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Form 10-Q for the Quarter Ended March 31, 2009

Note 1. Basis of Presentation, page 6

3.   We note that on January 1, 2009, the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. Tell us how you considered disclosing the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

4.   We note that the Company has outstanding non-vested restricted stock grants, which based on the terms of the Company's 2003 Stock Plan (Exhibit 4.1 to the August 2007 Form S-8 filing) appear to contain dividend rights. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company's basic earnings per share calculations and specifically tell us how you considered the dividend rights of such restricted stock in your conclusions.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant at (202) 551-3481 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief